Exhibit 99.1

INDIVIOR PLC

TRANSACTIONS IN OWN SHARES

May 30, 2024

INDIVIOR PLC ("Indivior") announces that on May 29, 2024, it purchased for cancellation the following number of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc.

Ordinary Shares

Date of purchases:	May 29, 2024
Number of ordinary shares purchased:	5,561
Highest Price per share:	1,414.00
Lowest Price per share:	1,411.00
Volume Weighted Average Price per share:	1,413.42

Indivior intends to cancel all of the purchased shares.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the above transaction and cancellation of the purchased shares, Indivior has 134,788,310 ordinary shares with voting rights in issue. There are no ordinary shares held in treasury.

The above figure (134,788,310) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

Aggregated information

Trading Venue	Aggregated volume (shares)	Volume weighted average price (p)
XLON	3,641	1,413.39
BATE	480	1,414.00
CHIX	1,341	1,413.26
AQXE	99	1,414.00
Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Transaction details

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior as part of the Share Repurchase Program is detailed below.

Time	Price (p)	Quantity	Venue	Reference
14:26:30	1,414.00	34	XLON	E0IxYBn6aNsi
14:26:30	1,414.00	21	XLON	E0IxYBn6aNsr
14:26:30	1,414.00	48	XLON	E0IxYBn6aNst
14:26:30	1,414.00	217	XLON	E0IxYBn6aNsw
14:26:30	1,414.00	265	XLON	E0IxYBn6aNt0
14:26:30	1,414.00	29	CHIX	2977838312319
14:27:30	1,414.00	18	CHIX	2977838312561
14:27:30	1,414.00	194	CHIX	2977838312562
14:27:50	1,412.00	244	CHIX	2977838312627
14:27:50	1,412.00	251	CHIX	2977838312628
14:27:50	1,411.00	178	XLON	E0IxYBn6aPCy
14:27:50	1,411.00	115	XLON	E0IxYBn6aPD0
14:27:50	1,411.00	293	XLON	E0IxYBn6aPD4
14:27:50	1,411.00	115	XLON	E0IxYBn6aPD8
14:27:50	1,411.00	45	XLON	E0IxYBn6aPDG
15:11:11	1,414.00	272	XLON	E0IxYBn6c1er
15:11:11	1,414.00	28	XLON	E0IxYBn6c1et
15:11:11	1,414.00	162	XLON	E0IxYBn6c1ew
15:11:11	1,414.00	138	XLON	E0IxYBn6c1ey
15:11:11	1,414.00	397	XLON	E0IxYBn6c1f0
15:11:11	1,414.00	362	XLON	E0IxYBn6c1f2
15:11:11	1,414.00	164	XLON	E0IxYBn6c1f4
15:11:11	1,414.00	264	XLON	E0IxYBn6c1f6
15:11:11	1,414.00	79	XLON	E0IxYBn6c1f8
15:11:11	1,414.00	264	XLON	E0IxYBn6c1fC
15:11:11	1,414.00	36	XLON	E0IxYBn6c1fE
15:11:11	1,414.00	144	XLON	E0IxYBn6c1fM
15:11:11	1,414.00	91	CHIX	2977838328627
15:11:11	1,414.00	265	CHIX	2977838328628
15:11:11	1,414.00	94	CHIX	2977838328629
15:11:11	1,414.00	155	CHIX	2977838328630
15:11:11	1,414.00	19	BATE	156728396431
15:11:11	1,414.00	57	BATE	156728396432
15:11:11	1,414.00	62	BATE	156728396433
15:11:11	1,414.00	77	BATE	156728396434
15:11:11	1,414.00	19	BATE	156728396435
15:11:11	1,414.00	58	AQXE	97175
15:11:11	1,414.00	41	AQXE	97176
15:12:28	1,414.00	246	BATE	156728396831

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.